Lexington Realty Trust TRADED: NYSE: LXP
One Penn Plaza, Suite 4015
New York NY 10119-4015

Contact:
Investor or Media Inquiries, Patrick Carroll, CFO
Lexington Realty Trust
Phone: (212) 692-7200 E-mail: pcarroll@lxp.com

FOR IMMEDIATE RELEASE
December 16, 2011
LEXINGTON REALTY TRUST ANNOUNCES
REPURCHASE OPTION NOTIFICATION FOR 5.45% EXCHANGEABLE GUARANTEED NOTES

New York, NY - December 16, 2011 - Lexington Realty Trust (NYSE:LXP) (“Lexington”) today announced that it is notifying holders of its outstanding 5.45% Exchangeable Guaranteed Notes due 2027 (the “Notes”) that, pursuant to the terms of the Notes and the indenture governing the Notes, they have the option to require Lexington to purchase, on January 20, 2012 (the “Optional Repurchase Date”), all or a portion of their Notes (the “Repurchase Option”) at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Optional Repurchase Date.  Lexington will pay for any Notes validly surrendered and not validly withdrawn with cash.

The opportunity to surrender the Notes for purchase pursuant to the Repurchase Option commences today and expires at 5:00 p.m., New York City time, on January 18, 2012, which is the second business day immediately preceding the Optional Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on January 18, 2012.

As required by the rules of the Securities and Exchange Commission (the “SEC”), Lexington will file a Tender Offer Statement on Schedule TO with the SEC.  The Tender Offer Statement will include a notice to holders from Lexington (the “Issuer Repurchase Option Notice”) specifying the terms and conditions of the Repurchase Option and the procedures to exercise the Repurchase Option.  Holders of Notes are strongly encouraged to read the Issuer Repurchase Option Notice and other relevant documents filed with the SEC before making a decision relating to the Repurchase Option.

None of Lexington, its board of trustees or its employees have made or are making any representation or recommendation to any holder as to whether or not to surrender Notes pursuant to the Repurchase Option.

U.S. Bank National Association is acting as paying agent for the Repurchase Option. Copies of the Issuer Repurchase Option Notice and additional information relating to the Repurchase Option may be obtained from U.S. Bank National Association by calling 1-800-934-6802.

ABOUT LEXINGTON REALTY TRUST

Lexington Realty Trust is a real estate investment trust that owns, invests in, and manages single-tenant office, industrial and retail properties leased to major corporations throughout the United States. Lexington also provides investment advisory and asset management services to investors in the single-tenant area. Lexington's common shares are traded on the New York Stock Exchange under the symbol “LXP”. Additional information about Lexington is available by contacting Lexington Realty Trust, Investor Relations, One Penn Plaza, Suite 4015, New York, New York 10119-4015.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under Lexington's control which may cause actual results, performance or achievements of Lexington to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those factors and risks detailed in Lexington's periodic filings with the SEC. Lexington undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the occurrence of unanticipated events. Accordingly, there is no assurance that Lexington's expectations will be realized.